Exhibit 1

FOR IMMEDIATE RELEASE

Affimed N.V. Announces Shareholder Meeting

Heidelberg, Germany, May 12, 2015 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today announced that a General Meeting of Shareholders will be held on June 9, 2015. The meeting will be held at Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, The Netherlands. The meeting will start at 15.00 hrs. CET.

The notice and agenda of the general meeting are available free of charge in the Investor Relations Section under “Notice to convene the Annual General Meeting of Shareholders of Affimed N.V.” of Affimed's corporate website at www.affimed.com. It is also available on the SEC's website at www.sec.gov.

About Affimed N.V.

Affimed N.V. (Nasdaq: AFMD) is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells. Affimed has focused its research and development efforts on three proprietary TandAb programs for which it retains global commercial rights.

Contact:

Affimed N.V.
Adi Hoess, CEO
Phone: +49 6221 65307-0
E-Mail: IR@affimed.com